[BancTec letterhead]	2701 E. Grauwyler Rd. Irving, TX 75061 972-821-4000

February 28, 2006

VIA Edgar Electronic Transmission

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	BancTec, Inc.
Form 10K for the year ended December 31, 2004

Dear Ms. Collins:

We are in receipt of your additional comment letter dated January 30, 2006 regarding the above referenced filing, and previously requested an additional 10 business days within which to respond.  We are continuing to research your inquiries, as well as compile the facts surrounding the items in question, in order to better respond to your questions.  We will provide a full response within the next 10 business days.  Please contact Cathy Hauslein, Corporate Controller, at 972-821-4983, if you have any questions.  Thank you for your consideration.

Sincerely,

/s/ Coley Clark

Coley Clark

President and Chief Executive Officer